FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Enhertu recommended for approval in EU in early BC

 21 September 2026

Enhertu recommended for approval in the EU by CHMP as adjuvant treatment for patients with residual disease after neoadjuvant treatment for HER2-positive early breast cancer

Based on DESTINY-Breast05 Phase III trial which showed Enhertu reduced the risk of invasive disease recurrence or death by 53% vs. T-DM1

AstraZeneca and Daiichi Sankyo's Enhertu has the potential to become a new standard of care in this early breast cancer setting

AstraZeneca and Daiichi Sankyo's Enhertu (trastuzumab deruxtecan) has been recommended for approval in the European Union (EU) as a monotherapy for the adjuvant treatment of adult patients with resected HER2-positive breast cancer who have residual invasive disease after neoadjuvant taxane-based and HER2-targeted treatment.

The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency based its positive opinion on results from the DESTINY-Breast05 Phase III trial presented at the 2025 European Society for Medical Oncology Congress and subsequently published in The New England Journal of Medicine.1

Susan Galbraith, Executive Vice President, Oncology Haematology R&D, AstraZeneca, said: "This positive CHMP opinion marks a significant step towards bringing Enhertu into early-stage HER2-positive breast cancer in the EU. Enhertu cut the risk of disease recurrence by more than half compared to adjuvant standard of care for patients with residual disease, and if approved could redefine post-surgery care in the EU, keeping patients disease-free for longer and increasing the potential for cure."

John Tsai, Global Head, R&D, Daiichi Sankyo, said: "Patients with HER2-positive early breast cancer who have residual disease after neoadjuvant treatment experience a substantially higher risk of recurrence, making effective adjuvant treatment especially important. This positive CHMP opinion underscores the potential role of Enhertu in the curative-intent setting where it is critical to maximise the potential for sustained long-term outcomes."

In DESTINY-Breast05, Enhertu significantly reduced the risk of invasive disease recurrence or death (invasive disease-free survival [IDFS]) by 53% compared to trastuzumab emtansine (T-DM1) in patients with HER2-positive breast cancer with residual invasive disease following neoadjuvant therapy (based on a hazard ratio of 0.47; 95% confidence interval 0.34-0.66, p<0.0001). At three years, 92.4% of patients in the Enhertu arm were alive and free of invasive disease, compared to 83.7% of those in the T-DM1 arm.

The safety profile of Enhertu was consistent with its known profile with no new safety concerns identified.

Enhertu is approved in the US and other countries for the adjuvant treatment of patients with HER2-positive breast cancer who have residual invasive disease following neoadjuvant treatment based on DESTINY-Breast05.

Enhertu is a specifically engineered HER2-directed DXd antibody drug conjugate (ADC) discovered by Daiichi Sankyo and being jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

Notes

HER2-positive early breast cancer
Breast cancer is the most common cancer in women worldwide and the leading cause of cancer-related death among women.2 Approximately 2.4 million breast cancer cases were diagnosed in 2024, with more than 690,000 deaths globally.2 In Europe, approximately 540,000 cases of breast cancer are diagnosed annually, with more than 140,000 deaths.3

HER2 is a tyrosine kinase receptor growth-promoting protein expressed on the surface of many types of tumours, including breast cancer.4 HER2 protein overexpression may occur as a result of HER2 gene amplification and is often associated with aggressive disease and poor prognosis in breast cancer.4 Approximately one in five cases of breast cancer is considered HER2-positive.5

Approximately one in three patients with HER2-positive early-stage breast cancer is considered high-risk, meaning they are more likely to experience disease recurrence and have a poor prognosis.6 The current standard of care in the HER2-positive adjuvant setting (after surgery) for patients with residual invasive disease in the EU is TDM-1.7

Despite receiving additional treatment with current standard of care for residual disease, some patients still experience invasive disease or death.8 Once patients are diagnosed with metastatic disease, the five-year survival rate drops from nearly 100% to approximately 34%.9

Adjuvant therapy represents a key opportunity to minimise the risk of recurrence and prevent progression to metastatic disease for patients with residual disease.8,10,11 New treatment options are needed in the early breast cancer setting to improve long-term outcomes for more patients.

DESTINY-Breast05
DESTINY-Breast05 is a global, multicentre, randomised, open-label, Phase III trial evaluating the efficacy and safety of Enhertu (5.4mg/kg) versus T-DM1 in patients with HER2-positive early breast cancer with residual invasive disease in breast or axillary lymph nodes following neoadjuvant therapy and a high risk of recurrence. High risk of recurrence was defined as presentation with inoperable cancer (prior to neoadjuvant therapy) or pathologically positive axillary lymph nodes following neoadjuvant therapy.

The primary endpoint of DESTINY-Breast05 is investigator-assessed IDFS, which is defined as the time from randomisation until first invasive local, axillary or distant recurrence or death from any cause. The key secondary endpoint is investigator-assessed DFS. Other secondary endpoints include overall survival, distant recurrence-free interval, brain metastasis-free interval and safety.

DESTINY-Breast05 enrolled 1,635 patients in Asia, Europe, North America, Oceania and South America. For more information about the trial, visit ClinicalTrials.gov.

Enhertu
Enhertu is a HER2-directed ADC. Designed using the proprietary DXd ADC Technology of Daiichi Sankyo, Enhertu is the lead ADC in the oncology portfolio of Daiichi Sankyo and the most advanced programme in AstraZeneca's ADC scientific platform. Enhertu consists of a HER2 monoclonal antibody attached to a number of topoisomerase I inhibitor payloads (an exatecan derivative, DXd) via tetrapeptide-based cleavable linkers.

Enhertu (5.4mg/kg) followed by THP is approved in the US, China, India, Singapore, Brazil and Taiwan as a neoadjuvant treatment for adult patients with HER2-positive (IHC 3+ or ISH+) Stage II or Stage III breast cancer based on the results from the DESTINY-Breast11 trial. Continued approval in China for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

Enhertu (5.4mg/kg) is approved in the US, Brazil, India and Canada for the adjuvant treatment for adult patients with HER2-positive breast cancer who have residual invasive disease following neoadjuvant trastuzumab (with or without pertuzumab) and taxane-based treatment based on the DESTINY-Breast05 trial.

Enhertu (5.4mg/kg) in combination with pertuzumab is approved in more than 40 countries/regions worldwide as a 1st-line treatment for adult patients with unresectable or metastatic HER2-positive (IHC 3+ or ISH+) breast cancer, as determined by a locally or regionally approved test, based on the results from the DESTINY-Breast09 trial.

Enhertu (5.4mg/kg) is approved in more than 100 countries/regions worldwide for the treatment of adult patients with unresectable or metastatic HER2-positive (IHC 3+ or ISH+) breast cancer who have received a prior anti-HER2-based regimen, either in the metastatic setting or in the neoadjuvant or adjuvant setting, and have developed disease recurrence during or within six months of completing therapy based on the results from the DESTINY-Breast03 trial.

Enhertu (5.4mg/kg) is approved in more than 75 countries/regions worldwide for the treatment of adult patients with unresectable or metastatic hormone receptor positive, HER2-low (IHC 1+ or IHC 2+/ ISH-) or HER2-ultralow (IHC 0 with membrane staining) breast cancer, as determined by a locally or regionally approved test, who have progressed on one or more endocrine therapies in the metastatic setting based on the results from the DESTINY-Breast06 trial.

Enhertu (5.4mg/kg) is approved in more than 100 countries/regions worldwide for the treatment of adult patients with unresectable or metastatic HER2-low (IHC 1+ or IHC 2+/ISH-) breast cancer who have received a prior systemic therapy in the metastatic setting or developed disease recurrence during or within six months of completing adjuvant chemotherapy based on the results from the DESTINY-Breast04 trial.

Enhertu (5.4mg/kg) is approved in more than 80 countries/regions worldwide for the treatment of adult patients with unresectable or metastatic non-small cell lung cancer (NSCLC) whose tumours have activating HER2 (ERBB2) mutations, as detected by a locally or regionally approved test, and who have received a prior systemic therapy based on the results from the DESTINY-Lung02 and/or DESTINY-Lung05 trials. Continued approval in China and the US for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

Enhertu (6.4mg/kg) is approved in more than 90 countries/regions worldwide for the treatment of adult patients with locally advanced or metastatic HER2-positive (IHC 3+ or IHC 2+/ISH+) gastric or gastroesophageal junction (GEJ) adenocarcinoma who have received a prior trastuzumab-based regimen based on the results from the DESTINY-Gastric01, DESTINY-Gastric02 and/or DESTINY-Gastric04 trials.

Enhertu (5.4mg/kg) is approved in more than 45 countries/regions worldwide for the treatment of adult patients with unresectable or metastatic HER2-positive (IHC 3+) solid tumours who have received prior systemic treatment and have no satisfactory alternative treatment options based on efficacy results from the DESTINY-PanTumor02, DESTINY-Lung01, DESTINY-CRC02 and/or HERALD trials. Continued approval in the US for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

Enhertu clinical development programme
A comprehensive global clinical development programme is underway evaluating the efficacy and safety of Enhertu as a monotherapy, in combination or sequentially with other cancer medicines across multiple HER2-targetable cancers.

Daiichi Sankyo collaboration
AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise Enhertu in March 2019 and Datroway (datopotamab deruxtecan) in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights for each ADC. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and Datroway.

AstraZeneca in breast cancer
Driven by a growing understanding of breast cancer biology, AstraZeneca is challenging, and redefining, the current clinical paradigm for how breast cancer is classified and treated to deliver even more effective treatments to patients in need - with the bold ambition to one day eliminate breast cancer as a cause of death.

AstraZeneca has a comprehensive portfolio of approved and promising compounds in development that leverage different mechanisms of action to address the biologically diverse breast cancer tumour environment.

With Enhertu, AstraZeneca and Daiichi Sankyo are aiming to improve outcomes in previously treated HER2-positive, HER2-low and HER2-ultralow metastatic breast cancer, and expanding its potential in earlier lines of treatment and in new breast cancer settings.

In HR-positive breast cancer, AstraZeneca continues to improve outcomes with foundational medicines Faslodex (fulvestrant) and Zoladex (goserelin) and aims to reshape the HR-positive space with first-in-class AKT inhibitor, Truqap (capivasertib), the TROP-2-directed ADC, Datroway and next-generation oral SERD, Etcamah (camizestrant).

PARP inhibitor Lynparza (olaparib) is a targeted treatment option that has been studied in early and metastatic breast cancer patients with an inherited BRCA mutation. AstraZeneca with MSD (Merck & Co., Inc. in the US and Canada) continue to research Lynparza in these settings. AstraZeneca is also exploring the potential of saruparib, a potent and selective inhibitor of PARP1, in combination with Etcamah in BRCA-mutated, HR-positive, HER2-negative advanced breast cancer.

To bring much-needed treatment options to patients with triple-negative breast cancer, an aggressive form of breast cancer, AstraZeneca is collaborating with Daiichi Sankyo to evaluate the potential of Datroway alone and in combination with immunotherapy Imfinzi (durvalumab).

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Loibl S, et al. Trastuzumab Deruxtecan in Residual HER2-Positive Early Breast Cancer. N Engl J Med. 2026;394:845-857.
2.   World Health Organization. Global status report on cancer 2026: the future we choose together. Available at https://www.who.int/publications/i/item/9789240123977. Accessed August 2026.
3.   World Health Organization. Breast Fact Sheet. Available at https://gco.iarc.who.int/media/globocan/factsheets/cancers/20-breast-fact-sheet.pdf Accessed May August 2026.
4.   Cheng X. A Comprehensive Review of HER2 in Cancer Biology and Therapeutics. Genes (Basel). 2024;15(7):903.
5.   Tarantino P, et al. ESMO expert consensus statements (ECS) on the definition, diagnosis, and management of HER2-low breast cancer. Ann Oncol. 2023;34(8):645-659.
6.   Mahtani R, et al. Human Epidermal Growth Factor Receptor 2-Positive (HER2+) Early Breast Cancer Treatment and Outcomes by Risk of Recurrence: A Retrospective US Electronic Health Records Study. Cancers (Basel). 2025;17(11):1848.
7.   Loibl S, et al. Early breast cancer: ESMO Clinical Practice Guideline for diagnosis, treatment and follow-up. Ann Oncol. 2024;35(2):159-182.
8.   Geyer CE, et al. Survival with Trastuzumab Emtansine in Residual HER2-Positive Breast Cancer. N Engl J Med. 2025;392(3):249-257.
9.   National Cancer Institute. SEER Cancer Stat Facts: Female Breast Cancer. Available at: https://seer.cancer.gov/statfacts/html/breast-subtypes.html.  Accessed August 2026.
10.  von Minckwitz G, et al. Trastuzumab Emtansine for Residual Invasive HER2-Positive Breast Cancer. N Engl J Med. 2019;380(7):617-628.
11.  Zaborowski AM and Wong SM. Neoadjuvant systemic therapy for breast cancer. BJS. 2023;110(7):765-772.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 September 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary